2600 One Commerce Square Philadelphia, PA 19103-7098

May 15, 2018

Via EDGAR Transmission

Tony Burak
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Delaware VIP® Trust

Dear Mr. Burak:

On behalf of Delaware VIP Trust (the "Registrant," and each series therein, a "Series"), the following are the Registrant's responses to the comments of the staff (the "Staff") of the U.S. Securities and Exchange Commission communicated telephonically with respect to the Registrant's most recent shareholder reports.  Each Staff comment is summarized below, followed by the Registrant's response to the comment.

1. Comment:  Instruction 7 to Item 27(b)(7) requires that if a fund uses an index that is different from the one used for the immediately preceding fiscal year, the fund must explain the reason(s) for the change and compare the fund's annual change in the value of an investment in the hypothetical account with the new and former indexes. In future filings please include more specificity as to the reason for the change.  For example, more information was necessary to explain the reason behind the Delaware VIP Smid Cap Core Series' recent benchmark change.

Response: In the future, the Registrant will provide more specificity in its descriptions of benchmark changes.

2. Comment: The Delaware VIP Diversified Income Series has recently had portfolio turnover rates of 247% and 145% for each of the past two fiscal years.  Disclose the risks of high portfolio turnover in the prospectus and add disclosure to the principal investment strategy if high portfolio turnover is part of the principal investment strategy.

Response: The Registrant believes that the risks related to higher portfolio turnover rates are addressed appropriately by the portfolio turnover information provided in the summary section of its prospectus.  To the extent that the Series engages in an active trading strategy, it will add portfolio turnover disclosure in its principal investment strategy and risk sections.

Tony Burak
May 15, 2018

Otherwise, the Series' portfolio turnover rate is a by-product of the Series' investment strategy and the Registrant does not believe it is appropriate to include portfolio turnover as a principal risk of the Series.

3. Comment: Consider whether the Delaware VIP Emerging Markets and Delaware VIP U.S. Growth Series concentrate in information technology (both Series) and financial services (Delaware VIP U.S. Growth Series only), given the relative percentage of assets invested in each category at the end of the fiscal period. If either of these Series concentrates, add corresponding strategy and risk disclosure to the related prospectus.

Response: With respect to the Series' investments at the end of the fiscal period, the Series believe that such investments were consistent with their policies on measuring concentration as stated in the Series' statement of additional information (i.e., in applying the concentration policy: (i) utility companies will be divided according to their services, for example, gas, gas transmission, electric, and telephone will each be considered a separate industry; (ii) financial service companies will be classified according to the end users of their services, for example, automobile finance, bank finance, and diversified finance will each be considered a separate industry; (iii) asset-backed securities will be classified according to the underlying assets securing such securities; and (iv) the technology sector will be divided into various sub-categories (e.g., computers, internet, software, and telecommunication services)). Based on these stated policies, neither Series concentrated in information technology or financial services at the end of the most recent fiscal period.

4. Comment: Discuss supplementally whether or not the Series' expense waivers disclosed in the prospectuses are subject to any type of recoupment.

Response: The Series confirm that the expense waivers disclosed in their prospectuses are not subject to recoupment.

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Please do not hesitate to contact me at the above number if you have any questions or wish to discuss any of the responses presented above.
Sincerely yours, /s/Taylor Brody Taylor Brody

cc:	Daniel Geatens
Earthen Johnson
  Macquarie Investment Management